STATEMENT OF INVESTMENTS

Dreyfus New York AMT-Free Municipal Money Market Fund

February 29, 2008 (Unaudited)

Short-Term Investments--100.0%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York--97.2%				
Albany Industrial Development Agency, Civic Facility Revenue (Albany College of Pharmacy Project) (LOC; TD Banknorth, N.A.)	1.52	3/7/08	1,830,000 a	1,830,000
Albany Industrial Development Agency, Civic Facility Revenue (Renaissance Corporation of Albany Project) (LOC; M&T Bank)	3.07	3/7/08	2,900,000 a	2,900,000
Albany Industrial Development Agency, Civic Facility Revenue (University at Albany Foundation Student Housing Corporation - Empire Commons East Project) (Insured; AMBAC and Liquidity Facility; Key Bank)	6.25	3/7/08	1,000,000 a	1,000,000
Albany Industrial Development Agency, Civic Facility Revenue (University at Albany Foundation Student Housing Corporation - Empire Commons North Project) (Insured; AMBAC and Liquidity Facility; Key Bank)	6.25	3/7/08	800,000 a	800,000
Allegany County Industrial Development Agency, Civic Facility Revenue (Houghton College Project) (LOC; Key Bank)	3.09	3/7/08	4,400,000 a	4,400,000
Amsterdam Enlarged City School District, GO Notes, BAN	4.00	7/3/08	1,000,000	1,000,813
Avoca Central School District, GO Notes, BAN	4.00	6/26/08	1,700,000	1,701,046
Chautauqua County Industrial Development Agency, Civic Facility Revenue (United Cerebral Palsy Project) (LOC; Key Bank)	3.09	3/7/08	920,000 a	920,000
Cincinnatus Central School District, GO Notes, BAN	4.00	6/18/08	3,000,000	3,002,144
Colonie, GO Notes, BAN	4.00	4/4/08	1,073,000	1,073,242
Colonie, GO Notes, BAN	4.00	4/4/08	1,010,000	1,010,463
Colonie,				

GO Notes, BAN	4.25	4/4/08	6,000,000	6,002,410
Dutchess County Industrial Development Agency, Civic Facility Revenue, Refunding (Lutheran Center at Poughkeepsie, Inc. Project) (LOC; Key Bank)	3.02	3/7/08	1,800,000 a	1,800,000
Erie County Industrial Development Agency, Civic Facility Revenue (Community Services Disabled Project) (LOC; Key Bank)	3.09	3/7/08	2,660,000 a	2,660,000
Erie County Industrial Development Agency, Civic Facility Revenue (DePaul Community Facilities Inc. Project) (LOC; Key Bank)	3.09	3/7/08	1,230,000 a	1,230,000
Erie County Industrial Development Agency, Civic Facility Revenue (Every Person Influences Children, Inc. Project) (LOC; Fifth Third Bank)	3.04	3/7/08	1,265,000 a	1,265,000
Erie County Industrial Development Agency, Civic Facility Revenue (People Inc. Project) (LOC; Key Bank)	3.09	3/7/08	2,215,000 a	2,215,000
Erie County Industrial Development Agency, Civic Facility Revenue (United Cerebral Palsy Association Project) (LOC; Key Bank)	3.09	3/7/08	645,000 a	645,000
Erie County Tobacco Asset Securitization Corporation, Tobacco Settlement Asset-Backed Bonds (Liquidity Facility; Merrill Lynch and LOC; Merrill Lynch)	3.41	3/7/08	5,085,000 a,b	5,085,000
Glens Falls City School District, GO Notes, RAN	4.25	6/18/08	1,000,000	1,001,433
Greater Southern Tier Board of Cooperative Educational Services Sole Supervisory District in the Counties of Steuben, Allegany, Schuyler, Chemung and Tioga, RAN	3.25	6/30/08	3,400,000	3,421,985
Hamburg Central School District, GO Notes, BAN	4.25	7/3/08	2,100,000	2,103,078
Haverstraw, GO Notes, BAN	4.00	3/14/08	500,000	500,225
Herkimer County Industrial Development Agency, Civic Facility Revenue (Templeton Foundation Project) (LOC; Key Bank)	3.09	3/7/08	1,710,000 a	1,710,000
Hudson Yards Infrastructure Corporation, Hudson Yards				

Senior Revenue (Insured; FGIC and Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale)	3.21	3/7/08	13,800,000 a,b	13,800,000
Lakeland Central School District of Shrub Oak, GO Notes (Insured; FSA)	3.25	6/15/08	236,353	236,858
Lakeland Central School District of Shrub Oak, GO Notes (Insured; FSA)	3.25	6/15/08	335,000	335,716
Lancaster Industrial Development Agency, Civic Facility Revenue (GreenField Manor, Inc. Project) (LOC; M&T Bank)	2.42	3/7/08	200,000 a	200,000
Metropolitan Transportation Authority, Dedicated Tax Fund (Insured; AMBAC and Liquidity Facility; Wachovia Bank)	7.00	3/7/08	2,000,000 a	2,000,000
Metropolitan Transportation Authority, Dedicated Tax Fund (Insured; AMBAC and Liquidity Facility; Wachovia Bank)	9.97	3/7/08	1,000,000 a	1,000,000
Monroe County, GO Notes, RAN	4.00	4/15/08	6,000,000	6,002,910
Monroe County Industrial Development Agency, Civic Facility Revenue (YMCA of Greater Rochester Project) (LOC; M&T Bank)	3.21	3/7/08	2,400,000 a	2,400,000
Monroe County Industrial Development Agency, IDR (National Development Council Multi-Issue Facilities) (LOC; HSBC Bank USA)	4.10	6/15/08	550,000	550,000
Nassau County Industrial Development Agency, Civic Facility Revenue (North Shore Hebrew Academy High School Project) (LOC; Comerica Bank)	3.19	3/7/08	11,545,000 a	11,545,000
New York City (Insured; MBIA and Liquidity Facility; Dexia Credit Locale)	3.55	3/7/08	6,400,000 a	6,400,000
New York City (Liquidity Facility; Merrill Lynch)	3.24	3/7/08	5,000,000 a,b	5,000,000
New York City (LOC; JPMorgan Chase Bank)	3.07	3/1/08	1,500,000 a	1,500,000
New York City (Putters Program) (Insured; FSA and Liquidity Facility; JPMorgan Chase Bank)	3.41	3/7/08	660,000 a,b	660,000
New York City, GO Notes	4.00	3/15/08	100,000	100,000
New York City,				

GO Notes	4.00	8/1/08	250,000	250,200
New York City,				
GO Notes	4.88	8/1/08	100,000	101,045
New York City,				
GO Notes	5.00	8/1/08	300,000	303,220
New York City,				
GO Notes	5.00	8/1/08	300,000	303,220
New York City,				
GO Notes	5.25	8/1/08	165,000	166,848
New York City Industrial Development Agency, Civic Facility Revenue (Birch Wathen Lenox School Project) (LOC; Allied Irish Banks)	3.19	3/7/08	5,150,000 [a]	5,150,000
New York City Industrial Development Agency, Civic Facility Revenue (Jewish Community Center on the Upper West Side, Inc. Project) (LOC; M&T Bank)	3.21	3/7/08	4,900,000 [a]	4,900,000
New York City Industrial Development Agency, Civic Facility Revenue (Mercy College Project) (LOC; Key Bank)	3.18	3/7/08	1,945,000 [a]	1,945,000
New York City Industrial Development Agency, Civic Facility Revenue (Village Community School Project) (LOC; M&T Bank)	3.24	3/7/08	1,100,000 [a]	1,100,000
New York City Trust for Cultural Resources, Revenue, Refunding (American Museum of Natural History) (Insured; MBIA and Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale)	3.40	3/7/08	2,500,000 [a]	2,500,000
New York Counties Tobacco Trust II, Tobacco Settlement Pass-Through Bonds (Liquidity Facility; Merrill Lynch)	3.41	3/7/08	4,760,000 [a,b]	4,760,000
New York Counties Tobacco Trust IV, Tobacco Settlement Pass-Through Bonds (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch)	3.41	3/7/08	7,330,000 [a,b]	7,330,000
New York State,				
GO Notes	4.00	3/1/08	470,000	470,000
New York State Dormitory Authority, Insured Revenue (Long Island University) (Insured; CIFG and Liquidity Facility; Dexia Credit Locale)	5.50	3/1/08	2,200,000 [a]	2,200,000
New York State Dormitory				

Authority, Revenue (Mount Saint Mary College) (LOC; JPMorgan Chase Bank)	3.15	3/7/08	4,000,000 a	4,000,000
New York State Dormitory Authority, Revenue (Mount Sinai NYU Health Obligated Group) (Liquidity Facility; Merrill Lynch)	3.24	3/7/08	1,560,000 a,b	1,560,000
New York State Dormitory Authority, Revenue (Park Ridge Hospital Inc.) (LOC; JPMorgan Chase Bank)	3.18	3/7/08	10,600,000 a	10,600,000
New York State Dormitory Authority, Revenue (University of Rochester) (Insured; MBIA and Liquidity Facility; Wachovia Bank)	3.40	3/7/08	8,000,000 a	8,000,000
New York State Environmental Facilities Corporation, State Clean Water and Drinking Water Revolving Funds Revenue (Pooled Financing Program)	4.00	4/15/08	250,000	250,420
New York State Environmental Facilties Corporation, State Clean Water and Drinking Water Revolving Funds Revenue (Pooled Financing Program)	3.25	5/15/08	200,000	200,094
New York State Urban Development Corporation, COP (James A. Farley Post Office Project) (Liquidity Facility; Citigroup and LOC; Citigroup)	3.23	3/7/08	5,600,000 a,b	5,600,000
North Syracuse Central School District, GO Notes, RAN	4.00	6/19/08	1,100,000	1,100,793
Olean, GO Notes RAN	4.00	8/14/08	1,700,000	1,701,481
Ontario County Industrial Development Agency, Civic Facility Revenue (Friends of the Finger Lakes Performing Arts Center, Inc. Civic Facility) (LOC; Citizens Bank of Massachusetts)	3.19	3/7/08	3,335,000 a	3,335,000
Orangetown, GO Notes, BAN	4.00	10/3/08	1,000,000	1,003,249
Oswego County Industrial Development Agency, Civic Facility Revenue (Springside at Seneca Hill, Inc. Project) (LOC; M&T Bank)	3.26	3/7/08	2,635,000 a	2,635,000
Otsego County Industrial Development Agency, Civic Facility Revenue (Saint James Retirement Community Project)				

(LOC; M&T Bank)	3.21	3/7/08	2,180,000 a	2,180,000
Otsego County Industrial Development Agency, Civic Facility Revenue (Templeton Foundation Project) (LOC; Key Bank)	3.09	3/7/08	3,300,000 a	3,300,000
Patchogue-Medford Union Free School District, GO Notes, TAN	4.50	6/27/08	5,300,000	5,313,803
Poughkeepsie, Public Improvement GO Notes (Insured; MBIA)	4.00	6/15/08	162,930	163,020
Putnam County Industrial Development Agency, Civic Facility Revenue (United Cerebral Palsy of Putnam and Southern Dutchess Project) (LOC; Commerce Bank N.A.)	3.21	3/7/08	4,300,000 a	4,300,000
Rensselaer County Industrial Development Agency, Civic Facility Revenue (The Sage Colleges Project) (LOC; M&T Bank)	3.07	3/7/08	2,170,000 a	2,170,000
Rockland County Industrial Development Agency, Civic Facility Revenue (Dominican College of Blauvelt Project) (LOC; Commerce Bank N.A.)	3.15	3/7/08	8,400,000 a	8,400,000
Salamanca City Central School District, GO Notes, BAN	4.00	9/26/08	1,200,000	1,205,873
Seneca County Industrial Development Agency, Civic Facility Revenue (Kidspace National Centers of New York Project) (LOC; Key Bank)	3.09	3/7/08	1,495,000 a	1,495,000
Suffolk County Industrial Development Agency, Civic Facility Revenue (Hampton Day School Civic Facility) (LOC; JPMorgan Chase Bank)	3.25	3/7/08	2,725,000 a	2,725,000
Syracuse Industrial Development Agency, Civic Facility Revenue (Community Development Properties-Larned Project) (LOC; M&T Bank)	3.07	3/7/08	2,300,000 a	2,300,000
Tobacco Settlement Financing Corporation of New York, Asset-Backed Revenue Bonds (State Contingency Contract Secured)	5.00	6/1/08	2,095,000	2,102,821
Tobacco Settlement Financing Corporation of New York, Asset-Backed Revenue Bonds (State Contingency Contract Secured)	5.00	6/1/08	150,000	150,402

Tobacco Settlement Financing Corporation of New York, Asset-Backed Revenue Bonds (State Contingency Contract Secured) (Putters Program) (LOC; JPMorgan Chase Bank)	3.61	3/7/08	4,995,000 a,b	4,995,000
TSASC Inc. of New York, Tobacco Settlement Asset-Backed Bonds (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch)	3.41	3/7/08	2,000,000 a,b	2,000,000
TSASC Inc. of New York, Tobacco Settlement Asset-Backed Bonds (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch)	3.41	3/7/08	3,280,000 a,b	3,280,000
Watervliet City School District, GO Notes, BAN	4.00	6/30/08	1,900,000	1,901,220
Westchester County Industrial Development Agency, Civic Facility Revenue (Mercy College Project) (LOC; Key Bank)	3.18	3/7/08	1,700,000 a	1,700,000
Westchester County Industrial Development Agency, Civic Facility Revenue (Northern Westchester Hospital Association Civic Facility) (LOC; Commerce Bank N.A.)	3.19	3/7/08	2,055,000 a	2,055,000
Westchester County Industrial Development Agency, Civic Facility Revenue (Westchester Arts Council, Inc. Project) (LOC; Wachovia Bank)	3.25	3/7/08	3,080,000 a	3,080,000
Westchester County Industrial Development Agency, Civic Facility Revenue, Refunding (Rye Country Day School Project) (LOC; Allied Irish Banks)	3.25	3/7/08	4,800,000 a	4,800,000
Westchester Tobacco Asset Securitization Corporation, Tobacco Settlement Asset-Backed Bonds (Liquidity Facility; Merrill Lynch and LOC; Merrill Lynch)	3.41	3/7/08	4,300,000 a,b	4,300,000
Westchester Tobacco Asset Securitization Corporation, Tobacco Settlement Asset-Backed Bonds (Liquidity Facility; Merrill Lynch Capital Services and LOC;				

Merrill Lynch)	3.41	3/7/08	5,050,000 a,b	5,050,000
White Plains,				
Public Improvement GO Notes				
(Insured; FSA)	3.38	1/15/09	245,000	246,309
U.S. Related--2.8%				
Puerto Rico Aqueduct and Sewer				
Authority, Revenue (Liquidity				
Facility; Citibank NA and LOC;				
Citibank NA)	3.22	3/7/08	7,000,000 a,b	7,000,000

Total Investments (cost $248,686,341)	**100.0%**	**248,686,341**
Liabilities, Less Cash and Receivables	**(.0%)**	**(85,102)**
Net Assets	**100.0%**	**248,601,239**

a   Securities payable on demand. Variable interest rate--subject to periodic change.

b   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At February 29, 2008, these securities amounted to $70,420,000 or 28.3% of net assets.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation

MFHR	Multi-Family Housing Revenue		**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue		**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates		**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants		**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes		**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue		**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency		**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes		**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes		**XLCA**	XL Capital Assurance